

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

May 11, 2010

<u>Via U.S. mail and facsimile</u>

Mr. Raymond J. Milchovich
Chairman and Chief Executive Officer
Foster Wheeler AG
Perryville Corporate Park
Clinton, NJ 08809-4000

> **RE: Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the period ended March 31, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 24, 2010**
> **File No. 001-31305**

Dear Mr. Milchovich:

  We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Business

Customers and Marketing, page 6

1. Please revise your future filings to disclose the name of the client that accounted for a significant portion of your consolidated revenues during the periods presented. Please refer to Item 101(c)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segments, page 45

2. Please show us how you will revise your future filings to more fully quantify each of the reasons for changes in each business segment's EBITDA between periods where multiple factors are the cause for fluctuations. For example, your Global E&C Group's EBITDA decreased $114 million from 2008 to 2009. Pages 36 and 46 do not quantify the total decrease in Global E&C Group's contract profit. Furthermore, your analysis on page 46 quantifies less than half of the net decrease by describing reductions to EBITDA totaling $53 million and increases to EBITDA totaling $23 million. Similar improvements should be made to your analysis of the Global Power Group's EBITDA. Please also revise each of your segment discussions to disclose the dollar amount of the change in contract profit between periods.

Application of Critical Accounting Policies

Asbestos, page 63

3. Please show us how you will revise your discussion in future filings to more fully explain which assumptions used to estimate your future asbestos liability were changed as of December 31, 2009 as well as the reasons why. For example, it is unclear whether you always recorded your estimated asbestos liability at a level consistent with ARPC's reasonable best estimate or if you historically recorded your liability at a level above or below ARPC's reasonable best estimate. It is also unclear if the revised estimate is the result of any new information or changes in your strategy for processing these claims.

Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies, page 80

4. Please revise your future filings to disclose whether or not you include an allocation of depreciation and amortization in your cost of operating revenues. If you do not include an allocation of depreciation or amortization in your cost of operating revenues, please revise your description of cost of operating revenues on the face of your statement of operations and elsewhere throughout the filing to read somewhat as follows: "Cost of operating revenues (exclusive of depreciation and amortization)." Please also revise your filing throughout to clearly disclose, if true, that your cost of operating revenues and contract profit measures do not include an allocation of depreciation and amortization. See also SAB Topic 11:B for further guidance.

<u>Note 5 - Equity Interests, page 93</u>

5. Please show us how you will revise your future filings to more fully describe the nature of the participating rights held by the minority shareholder that resulted in your determination that you do not have a controlling interest in the Chilean refinery/electric power generation project despite owning 85% of the project.

<u>DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 24, 2010</u>

<u>General</u>

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

<u>Compensation Discussion and Analysis, page 32</u>
<u>Role of Compensation Consultants and Compensation Data, page 34</u>
<u>Use of Compensation Survey and Peer Group Data, page 34</u>

7. We note that your compensation committee targets annual base salary, short-term incentive target award opportunity and long-term incentive compensation for your named executive officers in the range of the 50th to 75th percentile of the peer group data. With a view towards improving future disclosure, please tell us where the percentile rankings for annual base salary, short-term incentive target award opportunity and long-term incentive compensation for your named executive officers for fiscal year 2009 actually fell with respect to the peer group data.

<u>Base Salaries, page 38</u>

8. With a view towards improving future disclosure, please tell us why the board or compensation committee, as the case may be, approved salary increases of approximately 21% and 22% for Messrs. Milchovich and Baseotto, respectively, but approved increases of only approximately 8% and 4% for Messrs. della Sala and Ganz, respectively.

<u>Share Ownership Guidelines, page 45</u>

9. In future filings, please disclose whether each of your named executive officers and non-employee directors are then currently in compliance with your share ownership guidelines.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Chambre Malone, Staff Attorney, at (202) 551-3262 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief